                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997.

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
ACT OF 1934
FOR THE TRANSITION PERIOD FROM               TO
                               -------------    ---------------


COMMISSION FILE NUMBER:  0 - 24300


         A. Full title of the plan and address of the plan, if different from that of the issuer named below: NORRELL CORPORATION 401 (K) RETIREMENT SAVINGS PLAN.

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: NORRELL CORPORATION, 3535 PIEDMONT ROAD, NE, ATLANTA, GA 30305.

                               NORRELL CORPORATION
                         401(K) RETIREMENT SAVINGS PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES
                        AS OF DECEMBER 31, 1997 AND 1996
                                  TOGETHER WITH
                                AUDITORS' REPORT

                               NORRELL CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1997 AND 1996





                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

         Statement of Net Assets Available for Benefits--December 31, 1997

         Statement of Net Assets Available for Benefits--December 31, 1996

         Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1997


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

         Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes--December 31, 1997

         Schedule II: Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrator of the
Norrell Corporation
401(k) Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the NORRELL CORPORATION 401(K) RETIREMENT SAVINGS PLAN as of December 31, 1997 and 1996 and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Atlanta, Georgia
June 29, 1998

                               NORRELL CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                DECEMBER 31, 1997



                                                                                   PARTICIPANT-DIRECTED
                                                           ------------------------------------------------------------------------
                                                                         GUARANTEED      FIDELITY        FIDELITY     20TH CENTURY
                                                           PARTICIPANT    LONG-TERM        ASSET      ADVISOR GROWTH      ULTRA
                                                              NOTES          FUND         MANAGER      OPPORTUNITY     INVESTORS
                                                           RECEIVABLE                       FUND           FUND           FUND
                                                           ----------     ----------     ----------     ----------     ----------

ASSETS:
   Investments, at fair value (Note 1 and Schedule I):
      Common stock--Norrell Corporation                    $        0     $        0     $        0     $        0     $        0
      Investments in registered investment companies                0              0              0              0              0
      Group Annuity Contracts:
         General contract with insurance company                    0      7,112,901              0              0              0
         Pooled separate account                                    0              0      1,341,564      6,703,465      1,655,626
      Participant notes receivable                            122,587              0              0              0              0
                                                           ----------     ----------     ----------     ----------     ----------
            Total investments                                 122,587      7,112,901      1,341,564      6,703,465      1,655,626
   Receivables:
      Employee contributions                                        0              0              0              0              0
      Employer contributions                                        0              0              0              0              0
                                                           ----------     ----------     ----------     ----------     ----------
NET ASSETS AVAILABLE FOR BENEFITS                          $  122,587     $7,112,901     $1,341,564     $6,703,465     $1,655,626
                                                           ==========     ==========     ==========     ==========     ==========


                                                           -----------------------------
                                                               WARBURG         LAZARD
                                                               PINCUS         SMALL
                                                             INTERNATIONAL    CAPITAL
                                                              EQUITY FUND       FUND
                                                               ----------     ----------

ASSETS:
   Investments, at fair value (Note 1 and Schedule I):
      Common stock--Norrell Corporation                        $        0     $        0
      Investments in registered investment companies                    0              0
      Group Annuity Contracts:
         General contract with insurance company                        0              0
         Pooled separate account                                  998,814         31,368
      Participant notes receivable                                      0              0
                                                               ----------     ----------
            Total investments                                     998,814         31,368
   Receivables:
      Employee contributions                                            0              0
      Employer contributions                                            0              0
                                                               ----------     ----------
NET ASSETS AVAILABLE FOR BENEFITS                              $  998,814     $   31,368
                                                               ==========     ==========

                                                                                 PARTICIPANT-DIRECTED
                                                           -------------------------------------------------------------

                                                                       PEGASUS       PEGASUS      PEGASUS      PEGASUS
                                                           VANGUARD  STABLE ASSET INTERMEDIATE     EQUITY    MID CAPITAL
                                                          INDEX 500     INCOME        BOND         INDEX     OPPORTUNITY
                                                             FUND        FUND         FUND          FUND         FUND
                                                           --------     --------     --------     --------     --------
ASSETS:
   Investments, at fair value (Note 1 and Schedule I):
      Common stock--Norrell Corporation                    $      0     $      0     $      0     $      0     $      0
      Investments in registered investment companies              0      231,996      166,154      582,000      648,260
      Group Annuity Contracts:
         General contract with insurance company                  0            0            0            0            0
         Pooled separate account                             90,137            0            0            0            0
      Participant notes receivable                                0            0            0            0            0
                                                           --------     --------     --------     --------     --------
            Total investments                                90,137      231,996      166,154      582,000      648,260
   Receivables:
      Employee contributions                                      0            0            0            0            0
      Employer contributions                                      0            0            0            0            0
                                                           --------     --------     --------     --------     --------
NET ASSETS AVAILABLE FOR BENEFITS                          $ 90,137     $231,996     $166,154     $582,000     $648,260
                                                           ========     ========     ========     ========     ========


                                                          ----------------------------------------
                                                                           AMERICAN    AMERICAN
                                                                           CENTURY       CENTURY
                                                                CASH       GROWTH         NEW
                                                             MANAGEMENT    FUND OF       ECONOMY
                                                                FUND       AMERICA        FUND
                                                              --------     --------     --------
ASSETS:
   Investments, at fair value (Note 1 and Schedule I):
      Common stock--Norrell Corporation                       $      0     $      9     $      0
      Investments in registered investment companies           312,442      920,470       50,895
      Group Annuity Contracts:
         General contract with insurance company                     0            0            0
         Pooled separate account                                     0            0            0
      Participant notes receivable                                   0            0            0
                                                              --------     --------     --------
            Total investments                                  312,442      920,470       50,895
   Receivables:
      Employee contributions                                     5,612       17,537          701
      Employer contributions                                     9,171       27,018        1,494
                                                              --------     --------     --------
NET ASSETS AVAILABLE FOR BENEFITS                             $327,225     $965,025     $ 53,090
                                                              ========     ========     ========

                                                                               PARTICIPANT-DIRECTED
                                                            ----------------------------------------------------------
                                                            AMERICAN                       AMERICAN        AMERICAN
                                                             CENTURY        AMERICAN        CENTURY         CENTURY
                                                             INCOME          CENTURY         SMALL         WASHINGTON
                                                             FUND OF          NEW           CAPITAL          MUTUAL
                                                             AMERICA       PERSPECTIVE       WORLD            FUND
                                                           -----------     -----------     -----------     -----------
ASSETS:
   Investments, at fair value (Note 1 and Schedule I):
      Common stock--Norrell Corporation                    $         0     $         0     $         0     $         0
      Investments in registered investment companies            25,637         909,986          52,465       1,128,878
      Group Annuity Contracts:
         General contract with insurance company                     0               0               0               0
         Pooled separate account                                     0               0               0               0
      Participant notes receivable                                   0               0               0               0
                                                           -----------     -----------     -----------     -----------
            Total investments                                   25,637         909,986          52,465       1,128,878
   Receivables:
      Employee contributions                                       701          17,537             701          21,746
      Employer contributions                                       753          26,710           1,540          33,135
                                                           -----------     -----------     -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS                          $    27,091     $   954,233     $    54,706     $ 1,183,759
                                                           ===========     ===========     ===========     ===========




                                                                AMERICAN
                                                                CENTURY                      NONPARTICIPANT-
                                                                 BOND            NORRELL         DIRECTED
                                                                FUND OF           STOCK          NORRELL
                                                                 AMERICA          FUND         STOCK FUND             TOTAL
                                                               -----------     -----------     -----------     -----------
ASSETS:
   Investments, at fair value (Note 1 and Schedule I):
      Common stock--Norrell Corporation                        $         0     $ 7,060,151     $ 4,012,565     $11,072,716
      Investments in registered investment companies               278,638               0               0       5,307,821
      Group Annuity Contracts:
         General contract with insurance company                         0               0               0       7,112,901
         Pooled separate account                                         0               0               0      10,820,974
      Participant notes receivable                                       0               0               0         122,587
                                                               -----------     -----------     -----------     -----------
            Total investments                                      278,638       7,060,151       4,012,565      34,436,999
   Receivables:
      Employee contributions                                         5,612               0               0          70,147
      Employer contributions                                         8,179               0         282,143         390,143
                                                               -----------     -----------     -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS                              $   292,429     $ 7,060,151     $ 4,294,708     $34,897,289
                                                               ===========     ===========     ===========     ===========



         The accompanying notes are an integral part of this statement.

                               NORRELL CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                DECEMBER 31, 1996







                                                                                PARTICIPANT-DIRECTED
                                                          ---------------------------------------------------------------
                                                                            FIDELITY        FIDELITY        20TH CENTURY
                                                          GUARANTEED         ASSET       ADVISOR GROWTH        ULTRA
                                                           LONG-TERM        MANAGER        OPPORTUNITY       INVESTORS
                                                             FUND             FUND            FUND             FUND
                                                           -----------     -----------     -----------     -----------

ASSETS:
   Investments, at fair value (Note 1 and Schedule I):
      Common stock--Norrell Corporation                    $         0     $         0     $         0     $         0
      Investments in registered investment companies                 0         784,911       4,835,004         861,667
      Pooled separate account                                6,480,038               0               0               0
                                                           -----------     -----------     -----------     -----------
            Total investments                                6,480,038         784,911       4,835,004         861,667
   Receivables:
      Employer contributions                                         0               0               0               0
                                                           -----------     -----------     -----------     -----------
            Total assets                                     6,480,038         784,911       4,835,004         861,667

LIABILITIES                                                          0               0               0               0
                                                           -----------     -----------     -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS                          $ 6,480,038     $   784,911     $ 4,835,004     $   861,667
                                                           ===========     ===========     ===========     ===========



                                                          -----------------------------
                                                               WARBURG                     NONPARTICIPANT-
                                                               PINCUS         NORRELL          DIRECTED
                                                            INTERNATIONAL      STOCK           NORRELL
                                                             EQUITY FUND        FUND          STOCK FUND          TOTAL
                                                             -----------     -----------     -----------     -----------

ASSETS:
   Investments, at fair value (Note 1 and Schedule I):
      Common stock--Norrell Corporation                      $         0     $ 9,693,766     $ 5,529,137     $15,222,903
      Investments in registered investment companies             725,842               0               0       7,207,424
      Pooled separate account                                          0               0               0       6,480,038
                                                             -----------     -----------     -----------     -----------
            Total investments                                    725,842       9,693,766       5,529,137      28,910,365
   Receivables:
      Employer contributions                                           0               0         457,776         457,776
                                                             -----------     -----------     -----------     -----------
            Total assets                                         725,842       9,693,766       5,986,913      29,368,141

LIABILITIES                                                            0               0               0               0
                                                             -----------     -----------     -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS                            $   725,842     $ 9,693,766     $ 5,986,913     $29,368,141
                                                             ===========     ===========     ===========     ===========




         The accompanying notes are an integral part of this statement.

                               NORRELL CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                          PARTICIPANT-DIRECTED
                                                                    --------------------------------------------------------------
                                                                                                       FIDELITY        FIDELITY
                                                                     PARTICIPANT     GUARANTEED         ASSET       ADVISOR GROWTH
                                                                       NOTES         LONG-TERM         MANAGER        OPPORTUNITY
                                                                     RECEIVABLE        FUND             FUND              FUND
                                                                    -----------     -----------      -----------      -----------
PARTICIPANT CONTRIBUTIONS                                           $         0     $   976,381      $   409,733      $   947,258

EMPLOYER CONTRIBUTIONS                                                        0         168,180           60,404          144,451

ROLLOVER CONTRIBUTIONS                                                        0          77,855           23,137           49,590

NET INVESTMENT INCOME:
   Net appreciation (depreciation) in fair value of investments               0               0          186,963        1,377,903
   Interest and dividends                                                     0         401,482                0                0

BENEFITS PAID TO PARTICIPANTS                                                 0        (820,689)        (214,437)        (662,122)

INTERFUND TRANSFERS                                                           0        (170,346)          90,853           11,381
                                                                    -----------     -----------      -----------      -----------
NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS                  0         632,863          556,653        1,868,461
NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1996                          0       6,480,038          784,911        4,835,004
                                                                    -----------     -----------      -----------      -----------
TRANSFERS IN FROM MERGED PLANS (NOTE 1)                                 122,587               0                0                0
                                                                    -----------     -----------      -----------      -----------
NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1997                $   122,587     $ 7,112,901      $ 1,341,564      $ 6,703,465
                                                                    ===========     ===========      ===========      ===========


                                                                       -----------------------------------------------
                                                                        20TH CENTURY                         LAZARD
                                                                           ULTRA           WARBURG            SMALL
                                                                         INVESTORS      INTERNATIONAL        CAPITAL
                                                                           FUND          EQUITY FUND          FUND
                                                                        -----------      -----------      -----------
PARTICIPANT CONTRIBUTIONS                                               $   548,220      $   316,424      $     6,139

EMPLOYER CONTRIBUTIONS                                                       76,703           45,346            1,061

ROLLOVER CONTRIBUTIONS                                                       54,765           10,958              981

NET INVESTMENT INCOME:
   Net appreciation (depreciation) in fair value of investments             207,513          (81,426)             208
   Interest and dividends                                                         0                0                0

BENEFITS PAID TO PARTICIPANTS                                              (238,478)        (144,274)               0

INTERFUND TRANSFERS                                                         145,236          125,944           22,979
                                                                        -----------      -----------      -----------
NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS                793,959          272,972           31,368
NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1996                        861,667          725,842                0
                                                                        -----------      -----------      -----------
TRANSFERS IN FROM MERGED PLANS (NOTE 1)                                           0                0                0
                                                                        -----------      -----------      -----------
NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1997                    $ 1,655,626      $   998,814      $    31,368
                                                                        ===========      ===========      ===========


                                                                                        PARTICIPANT-DIRECTED
                                                                -----------------------------------------------------------------
                                                                               PEGASUS       PEGASUS      PEGASUS      PEGASUS
                                                                 VANGUARD   STABLE ASSET  INTERMEDIATE    EQUITY     MID CAPITAL
                                                                INDEX 500      INCOME         BOND         INDEX    OPPORTUNITY
                                                                   FUND         FUND          FUND         FUND        FUND
                                                                 --------     --------     --------     --------     --------
PARTICIPANT CONTRIBUTIONS                                        $ 10,770     $      0     $      0     $      0     $      0

EMPLOYER CONTRIBUTIONS                                              1,776            0            0            0            0

ROLLOVER CONTRIBUTIONS                                                  0            0            0            0            0

NET INVESTMENT INCOME:
   Net appreciation (depreciation) of investments                   1,832            0            0            0            0
   Interest and dividends                                             646            0            0            0            0

BENEFITS PAID TO PARTICIPANTS                                           0            0            0            0            0
INTERFUND TRANSFERS                                                75,113            0            0            0            0
                                                                 --------     --------     --------     --------     --------
NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS       90,137            0            0            0            0

NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1996                    0            0            0            0            0
                                                                 --------     --------     --------     --------     --------
TRANSFERS IN FROM MERGED PLANS (NOTE 1)                                 0      231,996      166,154      582,000      648,260
                                                                 --------     --------     --------     --------     --------
NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1997             $ 90,137     $231,996     $166,154     $582,000     $648,260
                                                                 ========     ========     ========     ========     ========

                                                                         PARTICIPANT-DIRECTED
                                                                ------------------------------------
                                                                              AMERICAN      AMERICAN
                                                                               CENTURY      CENTURY
                                                                    CASH       GROWTH         NEW
                                                                 MANAGEMENT    FUND OF       ECONOMY
                                                                    FUND       AMERICA        FUND
                                                                  --------     --------     --------
PARTICIPANT CONTRIBUTIONS                                         $      0     $      0

EMPLOYER CONTRIBUTIONS                                                   0            0            0

ROLLOVER CONTRIBUTIONS                                                   0            0            0

NET INVESTMENT INCOME:
   Net appreciation (depreciation) of investments                        0            0            0
   Interest and dividends                                                0            0            0

BENEFITS PAID TO PARTICIPANTS                                            0            0            0
INTERFUND TRANSFERS                                                      0            0            0
                                                                  --------     --------     --------
NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS             0            0            0

NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1996                     0            0            0
                                                                  --------     --------     --------
TRANSFERS IN FROM MERGED PLANS (NOTE 1)                            327,225      965,025       53,090
                                                                  --------     --------     --------
NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1997              $327,225     $965,025     $ 53,090
                                                                  ========     ========     ========

                                                                                       PARTICIPANT-DIRECTED
                                                                 ---------------------------------------------------------------
                                                                    AMERICAN                        AMERICAN          AMERICAN
                                                                    CENTURY         AMERICAN         CENTURY           CENTURY
                                                                    INCOME          CENTURY           SMALL          WASHINGTON
                                                                    FUND OF           NEW            CAPITAL           MUTUAL
                                                                   AMERICA        PERSPECTIVE         WORLD             WORLD
                                                                 ------------     ------------     ------------     ------------

PARTICIPANT CONTRIBUTIONS                                        $          0     $          0     $          0     $          0

EMPLOYER CONTRIBUTIONS                                                      0                0                0                0
ROLLOVER CONTRIBUTIONS                                                      0                0                0                0
NET INVESTMENT INCOME:
   Net appreciation (depreciation) of investments                           0                0                0                0
   Interest and dividends                                                   0                0                0                0

BENEFITS PAID TO PARTICIPANTS                                               0                0                0                0

INTERFUND TRANSFERS                                                         0                0                0                0
                                                                 ------------     ------------     ------------     ------------
NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS                0                0                0                0
NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1996                        0                0                0                0
                                                                 ------------     ------------     ------------     ------------
TRANSFERS IN FROM MERGED PLANS (NOTE 1)                                27,091          954,233           54,706        1,183,759
                                                                 ------------     ------------     ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1997             $     27,091     $    954,233     $     54,706     $  1,183,759
                                                                 ============     ============     ============     ============



                                                                 AMERICAN
                                                                  CENTURY                         NONPARTICIPANT-
                                                                    BOND            NORRELL           DIRECTED
                                                                   FUND OF           STOCK            NORRELL
                                                                  AMERICA             FUND             STOCK             TOTAL
                                                                ------------      ------------      ------------      ------------

PARTICIPANT CONTRIBUTIONS                                       $          0      $    626,569      $          0      $  3,841,494

EMPLOYER CONTRIBUTIONS                                                     0            96,144           282,143           876,208
ROLLOVER CONTRIBUTIONS                                                     0            22,371                 0           239,657
NET INVESTMENT INCOME:
   Net appreciation (depreciation) of investments                          0        (2,589,099)       (1,465,350)       (2,361,456)
   Interest and dividends                                                  0            56,847            32,945           491,920

BENEFITS PAID TO PARTICIPANTS                                              0          (545,287)         (541,943)       (3,167,230)

INTERFUND TRANSFERS                                                        0          (301,160)                0                 0
                                                                ------------      ------------      ------------      ------------
NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS               0        (2,633,615)       (1,692,205)          (79,407)
NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1996                       0         9,693,766         5,986,913        29,368,141
                                                                ------------      ------------      ------------      ------------
TRANSFERS IN FROM MERGED PLANS (NOTE 1)                              292,429                 0                 0         5,608,555
                                                                ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1997            $    292,429      $  7,060,151      $  4,294,708      $ 34,897,289
                                                                ============      ============      ============      ============







         The accompanying notes are an integral part of this statement.

                               NORRELL CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1997 AND 1996



  1.  DESCRIPTION OF THE PLAN

      The following brief description of the Norrell Corporation 401(k) Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

      The Plan is a defined contribution salary deferral and profit-sharing plan for the exclusive benefit of eligible employees of Norrell Corporation (the "Company"). An employee is eligible to participate on the next entry date following the date he or she completes one year of qualifying service and attains age 18. The entry date is the first day of each calendar month during the period in which the Plan remains in effect.

      Participants may contribute, via payroll deductions, up to 15% of their before-tax compensation, as defined, subject to certain provisions of the Internal Revenue Code ("IRC"), into any one of the seven existing investment options or a combination thereof in increments of 1%. The participant investment elections may be changed quarterly. For each $1 of annual compensation deferred up to the first 4% of annual compensation, the participant will receive a matching company contribution of $.50. All participant and employer matching contributions are 100% participant-directed. The Company may, at its discretion, make an annual contribution, all of which is invested in the Norrell Stock Fund.

      Under the terms of the Plan, participants are eligible for distribution of their accounts upon the earlier of death, retirement, disability, or termination of employment. Distributions of a participant's deferral account, as defined, may also be made for certain defined hardships.

      The Plan provides each participant with an individual account, which reflects the participant's interest in the fund resulting from contributions, interest, dividends, realized and unrealized gains, and other sources of income, less realized and unrealized losses, expenses, and other distributions which are attributable to the interest of each participant. Contributions attributable to a specific participant are recorded to his or her account. The Company's discretionary contributions are allocated annually based on the ratio of the participant's annual salary to the total annual salaries of all participants who are eligible to receive an allocation and are made only to the named Stock Fund. In 1997 and 1996, the Company contributed $282,143 and $457,776, respectively, to the Plan. Income or loss of each individual fund shall be allocated to each participant based on the ratio of each participant's average account balance to the average total account balances of all participants.

      During the 1997 plan year, two new funds, the Lazard Small Capital Fund and the Vanguard Index 500 Fund, were added as investment options. In addition, the American Technical Resources, Inc. plan and Norrell Technical Services, Inc. plan were merged with the plan effective December 31, 1997. With this merger, 12 new funds (the Pegasus Stable Asset Income, the Pegasus Intermediate Bond, the Pegasus Equity Index, the Pegasus
      Mid Capital Opportunity, the Cash Management, the American Century Growth Fund of America, the American Century New Economy, the American Century Income Fund of America, the American Century New Perspective, the American Century Small Capital World, the American Century Washington Mutual, and the American Century Bond Fund of America Funds) were added to the plan.

               GUARANTEED LONG-TERM FUND

               This fund provides a fixed annual rate of return under unallocated insurance contracts issued by Connecticut General Life Insurance Company ("CIGNA"). The principal of all funds invested, along with credited interest, is guaranteed against loss by CIGNA. Interest rates are declared every six months in advance.

               FIDELITY ASSET MANAGER FUND

               This fund seeks high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments both in the United States and internationally.

               FIDELITY ADVISOR GROWTH OPPORTUNITY FUND

               This fund is invested primarily in common stocks and securities convertible into common stocks that provide capital growth.

               20TH CENTURY ULTRA INVESTORS FUND

               This fund is normally invested in equity securities, primarily common stocks, of companies that have record of at least three years of continuous operation.

               WARBURG PINCUS INTERNATIONAL EQUITY FUND

               This fund seeks long-term capital appreciation by investing in a broadly diversified portfolio of equity securities of financially strong non-U.S. issuers located in growing international economies.

               LAZARD SMALL CAPITAL FUND

               This fund seeks to provide capital appreciation by investing in equities issued by U.S. small capitalization companies older than three years.

               VANGUARD INDEX 500 FUND

               This fund invests in 500 larger, well-known companies and seeks investment results that mirror the Standard & Poor's 500 index.

               PEGASUS STABLE ASSET INCOME FUND

               This fund provides a diversified portfolio of various types of investment contracts issued by insurance companies, banks, and other financial institutions.

               PEGASUS INTERMEDIATE BOND FUND

               This fund is for investors who seek monthly income, but do not want to be subject to the principal fluctuation of longer-term fixed income securities.

               PEGASUS EQUITY INDEX FUND

               This fund invests in common stocks from among those included in the Standard & Poor's 500 Index of common stocks.

               PEGASUS MID CAPITAL OPPORTUNITY FUND

               This fund seeks long-term capital appreciation by striving for results competitive with other funds in its peer group while maintaining a below-average risk profile.

               AMERICAN CENTURY GROWTH FUND OF AMERICA

               This fund seeks to provide long-term growth of capital through a diversified portfolio of common stock.

               AMERICAN CENTURY NEW ECONOMY FUND

               This fund seeks to provide long-term growth through investments in service and information industries in the U.S. and around the world.

               AMERICAN CENTURY INCOME FUND OF AMERICA

               This fund seeks to provide current income, with a secondary emphasis on growth of capital, by investing in a flexible mix of stocks, corporate and government bonds, convertible securities, and money market instruments.

               AMERICAN CENTURY NEW PERSPECTIVE

               This fund seeks to provide long-term growth of capital through investments in stocks in the U.S. and all around the world.

               AMERICAN CENTURY SMALL CAPITAL WORLD

               This fund seeks to provide long-term growth of capital by investing in the stocks of smaller companies in the U.S. and around the world.

               AMERICAN CENTURY WASHINGTON MUTUAL FUND

               This fund seeks to provide current income and an opportunity for growth of principal consistent with sound common stock investing.

               AMERICAN CENTURY BOND FUND OF AMERICA

               This fund seeks to provide as high a level of current income as is prudent to preserve capital, through bonds and other fixed-income investments.

               NORRELL STOCK FUND

               This fund invests solely in the Company's common stock. This fund seeks long-term appreciation based on increases in value of the Norrell Corporation Stock.

      Participants are fully vested in any contributions they make and vest in company contributions after three years of qualifying service. Forfeitures on nonvested company contributions are offset against the company contribution.

      Although the Company intends for the Plan to be permanent, the Company may terminate it at any time. In the event of plan termination, participants become 100% vested in their balances.

  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The accompanying financial statements have been prepared using the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures.
      Actual results could differ from these estimates.

      VALUATION OF INVESTMENTS

      The value for the Plan's investments in the registered investment companies is determined by the trustee based on the quoted market unit value for each fund, which, in turn, is based on the market value of the investments' underlying assets.

      Investment in company common stock as of December 31, 1997 and 1996 is stated at market value as determined by the trade price on the New York Stock Exchange.

      American Institute of Certified Public Accountants Statement of Position ("SOP") No. 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," requires fair value reporting of investment contracts that are not fully benefit-responsive. The pooled separate account of the Plan was previously reported at contract value. The Plan has adopted this SOP effective January 1, 1996, and because the Plan's pooled separate account is not fully responsive, it is required to be reported at fair value. Fair value is determined based on discounted cash flows at a market interest rate for investments with similar characteristics. At January 1, 1996, fair value approximated contract value; therefore, no cumulative effect of an accounting change is reflected in the accompanying financial statements.

      ADMINISTRATIVE EXPENSES

      The Company pays all administrative expenses of the Plan.

      RECLASSIFICATION OF PRIOR YEAR FINANCIAL STATEMENTS

      Certain prior year balances have been reclassified to conform with the current year presentation.


  3.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 1997:

                Net assets available for benefits per the financial statements

                                                                                 $34,897,289
                Amounts allocated to withdrawing participants                        (58,486)
                                                                                 -----------
                Net assets available for benefits per the Form 5500              $34,838,303
                                                                                 ===========

      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 as of December 31, 1997:

                Benefits paid to participants per the financial statements      $3,167,230
                    Add amounts allocated to withdrawing participants at
                       December 31, 1997                                            58,486
                    Less amounts allocated to withdrawing participants at
                       December 31, 1996                                           (52,393)
                                                                                ----------
                Benefits paid to participants per the Form 5500                 $3,173,323
                                                                                ==========

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1997 but not yet paid as of that date.


  4.  TAX STATUS

      The Plan obtained its latest determination letter dated August 12, 1997 in which the Internal Revenue Service stated that the Plan, as amended and restated, was in compliance with the applicable requirements of the IRC, however, the Plan was amended effective December 31, 1997. Management believes that the Plan is designed and was being operated in accordance with applicable provisions of the IRC as of December 31, 1997 and 1996.


  5.  SUBSEQUENT EVENT

      Effective January 1, 1998, the Plan was amended to state that a participant shall be fully vested after two years of service instead of three years and provides for a temporary employee to become an active participant in the Plan after completion of 30 days of service.

                                                                      SCHEDULE I
                                                                     Page 1 of 1



                               NORRELL CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN


            ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1997



               IDENTITY OF ISSUER, BORROWER,                                                                              CURRENT
                  LESSOR, OR SIMILAR PARTY            DESCRIPTION OF INVESTMENT                    UNITS      COST         VALUE
---------------------------------------------    ---------------------------------------------   --------   ----------  -----------

 *  PARTICIPANT NOTES RECEIVABLE                 Notes receivable, interest rate 9.5%                 N/A   $  122,587  $   122,587

 *  CONNECTICUT GENERAL LIFE INSURANCE COMPANY   Guaranteed Long-Term Fund, interest rate 5.6%    197,431    7,112,901    7,112,901

 *  CONNECTICUT GENERAL LIFE INSURANCE COMPANY   Pooled Separate Accounts                         255,430    7,834,992   10,820,974

 *  NBD BANK                                     Pegasus Stable Asset Income Fund                     923      209,338      231,996

 *  NBD BANK                                     Pegasus Intermediate Bond Fund                    14,955      155,852      166,154

 *  NBD BANK                                     Pegasus Equity Index Fund                         25,338      487,279      582,000

 *  NBD BANK                                     Pegasus Mid Capital Opportunity Fund              29,021      561,159      648,260

 *  CAPITAL GUARDIAN TRUST                       Cash Management Fund                             312,442      312,442      312,442

 *  CAPITAL GUARDIAN TRUST                       American Century Growth Fund of America           49,013      840,863      920,470

 *  CAPITAL GUARDIAN TRUST                       American Century New Economy Fund                  2,549       50,484       50,895

 *  CAPITAL GUARDIAN TRUST                       American Century Income Fund of America            1,443   $   25,803  $     25,637

 *  CAPITAL GUARDIAN TRUST                       American Century New Perspective                  46,979      841,739      909,986

 *  CAPITAL GUARDIAN TRUST                       American Century Small Capital World               2,019       56,281       52,465

 *  CAPITAL GUARDIAN TRUST                       American Century Washington Mutual Fund           37,195      907,826    1,128,878

 *  CAPITAL GUARDIAN TRUST                       American Century Bond Fund of America             19,903      272,342      278,638

 *  NORRELL CORPORATION                          Norrell Common Stock                             554,545    7,037,792   11,072,717








                          *Denotes party in interest.

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II



                               NORRELL CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN


                ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS (A)

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                                                 SALES
                                                                                                 -----------------------------------
                                                                        NUMBER OF     PURCHASE     SELLING      COST OF       NET
        IDENTITY OF PARTY INVOLVED          DESCRIPTION OF ASSET      TRANSACTIONS     PRICE        PRICE        ASSET        GAIN
--------------------------------------   --------------------------   ------------  ----------   ----------   ----------  ----------
 *  CONNECTICUT GENERAL LIFE INSURANCE   Guaranteed Long-Term Fund:
       COMPANY                              Purchases                      (b)      $1,770,798   $        0   $1,770,798  $        0
                                            Sales                                            0    1,522,163    1,522,163           0

 *  CONNECTICUT GENERAL LIFE INSURANCE   Norrell Stock Fund:
       COMPANY                              Purchases                      105       1,725,943            0    1,725,943           0
                                            Sales                          138               0    1,809,158      737,324   1,071,834

 *  CONNECTICUT GENERAL LIFE INSURANCE   Fidelity Advisor Growth
       COMPANY                              Opportunity Fund
                                               Purchases                   111       1,667,891            0    1,667,891           0
                                               Sales                       145               0    1,124,086      732,425     391,661



                          *Denotes a party in interest.

                     (a) Represents transactions or a series of transactions in securities in excess of 5% of the fair value of plan assets at the beginning of the year.

                     (b) Information could not be obtained from the Plan's trustee.

         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES


       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      NORRELL CORPORATION
                                           401 (K)  RETIREMENT
                                           SAVINGS PLAN


                                      By: NORRELL CORPORATION,
                                               as Plan Administrator


Date:  June 29, 1998                           By:      /S/ Michael L. Smith
                                                        -----------------------
                                                        Michael L. Smith
                                                        VP, Compensation and
                                                        Benefits
                                                        Norrell Corporation

                                INDEX TO EXHIBITS



         Exhibit
         Number                     Description
         ------                     -----------

            23                      Consent of Arthur Andersen LLP.






--------------------------